                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                            Devon Energy Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.10 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   251799-10-2
                                   -----------
                                 (CUSIP Number)


                                  Mark A. Older
                                840 Gessner Road
                                 Suite No. 1400
                              Houston, Texas 77024
                                  713-507-5000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                  May 25, 2000
                                  ------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                 -------------------------------
CUSIP NO.          251799-10-2
--------------------------------                 -------------------------------

--------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
          Santa Fe Snyder Corporation ("Santa Fe Snyder")
--------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)      / /

                                                                    (b)      / /
--------------------------------------------------------------------------------
3         SEC USE ONLY

--------------------------------------------------------------------------------
4         SOURCE OF FUNDS

          BK, WC, OO
--------------------------------------------------------------------------------
5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR  2(e)                                    / /

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware
--------------------------------------------------------------------------------

           NUMBER OF            7        SOLE VOTING POWER
            SHARES                       16,501,054* shares
         BENEFICIALLY           ------------------------------------------------
           OWNED BY             8        SHARED VOTING POWER
             EACH                        -0-
           REPORTING            ------------------------------------------------
            PERSON              9        SOLE DISPOSITIVE POWER
             WITH                        16,501,054* shares
                                ------------------------------------------------
                                10       SHARED DISPOSITIVE POWER
                                         -0-
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         16,501,054*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES*                                                     / /

--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          16.6%**
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
--------------------------------------------------------------------------------
* The shares of common stock, par value $0.10 per share ("Devon Common Stock"), of Devon Energy Corporation ("Devon") covered by this item are purchasable by Santa Fe Snyder upon exercise of an option granted by Devon to Santa Fe Snyder on May 25, 2000 and described in Item 4 of this Statement. Prior to the exercise of the option, Santa Fe Snyder is not entitled to any rights as a stockholder of Devon as to the shares of Devon Common Stock covered by the option. The option may be exercised only upon the occurrence of certain events referred to in Item 4, none of which has occurred as of the date hereof. As a result, Santa Fe Snyder expressly disclaims any beneficial ownership of the shares of Devon Common Stock purchasable by Santa Fe Snyder upon the exercise of the option, and Santa Fe Snyder has no present investment or dispositive power with respect to such shares. If the option


                              - Page 2 of 9 Pages -
were exercised, Santa Fe Snyder would have the sole right to vote or to dispose of the shares of Devon Common Stock issued as a result of such exercise.

** Beneficial ownership percentages set forth herein assume that at May 24, 2000, there were 82,919,871 shares of Devon Common Stock outstanding. Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended, shares deemed to be beneficially owned by the reporting person as a result of the option are also deemed to be outstanding for purposes of computing these percentages.


                              - Page 3 of 9 Pages -
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                                  SCHEDULE 13D
                                       OF
                           SANTA FE SNYDER CORPORATION

ITEM 1: SECURITY AND ISSUER

         This Statement on Schedule 13D relates to the common stock, par value $0.10 per share ("Devon Common Stock"), of Devon Energy Corporation, an Oklahoma corporation ("Devon"). The address of Devon's principal executive office is 20 North Broadway, Suite 1500, Oklahoma City, Oklahoma 73102-8260.

ITEM 2: IDENTITY AND BACKGROUND

         The reporting person, Santa Fe Snyder Corporation ("Santa Fe Snyder"), is incorporated under the laws of the State of Delaware. The address of Santa Fe Snyder's principal executive office is 840 Gessner Road, Suite No. 1400, Houston, Texas 77024. Santa Fe Snyder is engaged in the exploration, development, acquisition and production of crude oil and natural gas in the United States and certain international areas.

         The names of the directors and executive officers of Santa Fe Snyder and their respective business addresses or residences, citizenship and present principal occupations or employment, as well as the names, principal businesses and addresses of any corporation or other organizations in which such employment is conducted, are set forth in Annex A to this Statement and are specifically incorporated herein by reference. Other than Santa Fe Snyder's executive officers and directors, there is no corporation or other person ultimately controlling Santa Fe Snyder.

         (d) - (e) During the past five years, neither Santa Fe Snyder nor, to the knowledge of Santa Fe Snyder, any of persons listed on Annex A hereto (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The Devon Option (as defined below) was granted as an inducement to and in consideration of entering into the Merger Agreement (as defined below) and Santa Fe Snyder's granting a reciprocal option to Devon. Santa Fe Snyder did not pay any cash consideration in respect of the Devon Option and has not purchased any shares of Devon Common Stock thereunder.

         The exercise of the irrevocable option (the "Devon Option") held by Santa Fe Snyder pursuant to a Stock Option Agreement, dated as of May 25, 2000 (the "Devon Stock Option Agreement"), by and between Devon (as issuer) and Santa Fe Snyder (as grantee), for up to 16,501,054 shares of Devon Common Stock would require (based on an Exercise Price of $56.4875 per share, subject to adjustment) the payment of an aggregate Exercise Price of approximately $932 million.

         If the conditions precedent were satisfied to permit Santa Fe Snyder to exercise the Devon Option and Santa Fe Snyder so exercised the Devon Option, Santa Fe Snyder expects that it would fund its purchase through the use of one or more of the following sources: working capital of Santa Fe Snyder, bank borrowings or other borrowings. Because the Devon Option under the Devon Stock Option Agreement is not currently exercisable, no determination has been made at this time as to the source of such funds.


                              - Page 4 of 9 Pages -

ITEM 4: PURPOSE OF TRANSACTION

         MERGER AGREEMENT

         On May 25, 2000, Santa Fe Snyder, Devon and Devon Merger Co., a Delaware corporation ("Merger Co."), entered into an Agreement and Plan of Merger (the "Merger Agreement"), whereby, subject to the conditions stated therein, Merger Co. will merge with and into Santa Fe Snyder (the "Merger"). As a result of the Merger, Santa Fe Snyder will become a wholly owned subsidiary of Devon. In the Merger, each share of common stock of Santa Fe Snyder, par value $0.01 per share (the "Santa Fe Snyder Common Stock"), issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive 0.22 shares of common stock of Devon, par value $0.10 per share (the "Devon Common Stock").

         The closing of the Merger (the "Closing") will occur on the first business day immediately following the day on which all of the conditions to the Merger contained in the Merger Agreement have been satisfied or waived or on such other date as Santa Fe Snyder and Devon may agree (the "Closing Date"). The Closing is conditioned upon approval of the stockholders of both Santa Fe Snyder and Devon as well as the receipt of all applicable regulatory approvals, including the expiration or termination of the waiting period prescribed by the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and other customary conditions all as further described in the Merger Agreement.

         The Merger Agreement provides for limitations on the solicitation by Devon and Santa Fe Snyder and their respective directors, officers, employees, agents, affiliates or other representatives of any proposal or offer (other than by the other party) with respect to certain types of business combinations and transactions. The Merger Agreement also provides for a termination fee payable to Santa Fe Snyder or Devon by the other if the Merger Agreement is terminated for certain reasons.

         The Merger Agreement is filed herewith as Exhibit 7.1 and incorporated by reference. All references herein are qualified in their entirety by reference to the Merger Agreement.

         As a result of the Merger, Santa Fe Snyder Common Stock will no longer be listed for trading on the NYSE.

         DEVON STOCK OPTION AGREEMENT

         GENERAL. In connection with, and as an inducement to, the execution and delivery of the Merger Agreement, Santa Fe Snyder and Devon entered into the Devon Stock Option Agreement pursuant to which Devon granted to Santa Fe Snyder an option to purchase up to 16,501,054 shares of Devon Common Stock (subject to adjustment as provided in the Devon Stock Option Agreement) at a price per share of $56.4875 (subject to adjustment as provided in the Devon Stock Option Agreement).

         In connection with the execution of the Merger Agreement and the Devon Stock Option Agreement, Santa Fe Snyder and Devon entered in a reciprocal stock option agreement (the "Santa Fe Stock Option Agreement") pursuant to which Santa Fe Snyder granted to Devon an option (the "Santa Fe Option") to purchase up to 36,424,413 shares of Santa Fe Snyder Common Stock (subject to adjustment as provided in the Santa Fe Stock Option Agreement) at a price per share of $10.6625 (subject to adjustment as provided in the Santa Fe Stock Option Agreement).

         The following is summary of certain provision of the Devon Stock Option Agreement.

         EXERCISE OF THE OPTIONS. The Devon Option will be exercisable, in whole or in part, at any time and from time to time following the occurrence of an exercise event (an "Exercise Event").


                              - Page 5 of 9 Pages -

         An "Exercise Event" is (i) any of the events giving rise to the obligation of Devon to pay the $103 million fee under Section 8.5(b) of the Merger Agreement or (ii) the event giving rise to the obligation of Devon to pay the $56.65 million fee under Section 8.5(b) of the Merger Agreement after an event giving rise to the obligation to pay the $46.35 million fee under Section 8.5(b) of the Merger Agreement has already occurred.

         Devon is required to pay the $103 million fee under Section 8.5(b) of the Merger Agreement if:

         (i) Devon terminates the Merger Agreement after the Board of Directors of Devon both:

                  (a) determines that proceeding with the Merger would be inconsistent with its fiduciary obligations because Devon has received an unsolicited, bona fide proposal from a third party with respect to all the outstanding Devon Common Stock or all or substantially all the assets of Devon that is superior to the Merger, and

                  (b) elects to terminate the Merger Agreement prior to the date that the shareholders of both of Devon and Santa Fe Snyder have approved the Merger Agreement and the Merger, subject to certain conditions; or

         (ii)     Santa Fe Snyder terminates the Merger Agreement after both:

                  (a) the public announcement, or receipt by the Board of Directors of Devon, of a tender offer, merger, consolidation, business combination or similar transaction including any assets or class of capital stock of Devon by or with a third party, and

                  (b) the Board of Directors of Devon has withdrawn or materially modified, in a manner adverse to Santa Fe Snyder, its approval or recommendation of the Merger or recommended the other proposal, or resolved to do so.

         Devon is required to pay the $46.35 million fee under Section 8.5(b)(ii) of the Merger Agreement if:

         (i)      the Merger Agreement is terminated after either:

                  (a) the public announcement of a tender offer, merger, consolidation, business combination or similar transaction including any assets or class of capital stock of Devon by or with a third party (a "Devon Acquisition"), or

                  (b) a Devon stockholders meeting (including reconvened meetings after adjournments or postponements thereof) has been held, and the stockholders at that meeting failed to approve the Merger and the Merger Agreement.

         If Devon executes and delivers an agreement with respect to any Devon Acquisition or a Devon Acquisition is consummated, in any such case, within 12 months from the date of termination pursuant to Section 8.5(b)(ii) of the Merger Agreement, Devon shall pay an additional $56.65 million fee.

         The Devon Option will remain exercisable until the earliest to occur of
(i) the effective time of the Merger, (ii) the first anniversary of the receipt by Santa Fe Snyder of written notice from Devon of the occurrence of an Exercise Event and (iii) termination of the Merger Agreement in accordance with its terms prior to the occurrence of the later of (x) an Exercise Event and (y) the event giving rise to the payment of the $103 million fee under Section 8.5 of the Merger Agreement (the "Option Term"). If the Devon Option is not theretofore exercised, the rights and obligations set forth in this Agreement will terminate at the expiration of the Option Term.


                              - Page 6 of 9 Pages -

         REPURCHASE AT THE OPTION OF SANTA FE SNYDER. At the request of Santa Fe Snyder made at any time and from time to time after the occurrence of an Exercise Event and prior to 120 days after the expiration of the Option Term (the "Put Period"), Devon will repurchase from Santa Fe Snyder (a) any unexercised portion of the Devon Option (or any portion that has been exercised but as to which the closing has not occurred) and (b) all or any portion of the shares of Devon Common Stock purchased by Santa Fe Snyder pursuant to the Stock Option Agreement.

         The aggregate price of such repurchase will be equal to the sum of (i) the aggregate Exercise Price paid for any shares sold; (ii) the excess, if any, of the Applicable Price (defined below in this Item 5) over the Exercise Price paid by Santa Fe Snyder for each share sold multiplied by the number of such shares; and (iii) the excess, if any, of (x) the Applicable Price over (y) the Exercise Price multiplied by the number of shares subject to the unexercised portion of the Devon Option as to which Santa Fe Snyder is exercising the repurchase right. For purposes of the Devon Stock Option Agreement, "Applicable Price" means the highest of (i) the highest purchase price per share paid pursuant to a third party's tender or exchange offer made for shares of Devon Common Stock, (ii) the price per share to be paid by any third person for shares of Devon Common Stock pursuant to the agreement for certain business combination transactions, and (iii) the average of the closing prices of Devon Common Stock during a 10 trading day period.

         REGISTRATION RIGHTS. Santa Fe Snyder will have certain rights to require the registration under the securities laws of any shares purchased pursuant to the Devon Option if necessary for Santa Fe Snyder to be able to sell such shares.

         PROFIT LIMITATION. The Devon Stock Option Agreement limits the amount of profit that Santa Fe Snyder may be deemed to have received with respect to the Devon Option (which includes the amount of any termination fee paid or payable to Santa Fe Snyder) to $103 million.

         The Merger Agreement and the Devon Stock Option Agreement are filed herewith as Exhibits 7.1 and 7.2, respectively, and incorporated herein by this reference. Any summary of the agreements and transactions described in this Statement are qualified in their entirety by the specific language of the Merger Agreement and the Devon Stock Option Agreement.

         Except as set forth herein, Santa Fe Snyder currently does not have any plans or proposals that relate to or would result in the occurrence of any of the actions specified in this Item 4.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         (a) - (b) Based upon representations of Devon to Santa Fe Snyder contained in the Merger Agreement, by virtue of having entered into the Devon Stock Option Agreement, Santa Fe Snyder may be deemed to beneficially own 16,501,054 shares, or 16.6%, of the Devon Common Stock. Santa Fe Snyder expressly disclaims beneficial ownership in these shares because the Devon Option is exercisable only in circumstances referred to in Item 4, none of which has occurred as of the date hereof. Therefore, Santa Fe Snyder has no present investment or dispositive power with respect to these shares.

         (c) Neither Santa Fe Snyder nor, to the best of Santa Fe Snyder's knowledge, any of the individuals named on Annex A hereto, has effected any transactions in Devon Common Stock during the last 60 days.

         (d) So long as Santa Fe Snyder has not purchased Devon Common Stock subject to the Devon Option, Santa Fe Snyder does not have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Devon Common Stock.

         (e) Not applicable.


                              - Page 7 of 9 Pages -

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to Item 4 for a description of the Merger Agreement and the Stock Option Agreements.

         Except as provided in the Merger Agreement, the Devon Stock Option Agreement or as set forth in this Statement, neither Santa Fe Snyder nor, to the best of Santa Fe Snyder's knowledge, any of the individuals named in Annex A hereto, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of Devon, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1 Agreement and Plan of Merger, as amended, dated as of May 25, 2000, among Devon, Merger Co. and Santa Fe Snyder.

Exhibit 2 Stock Option Agreement, dated as of May 25, 2000, between Devon, as issuer, and Santa Fe Snyder, as grantee.













                           [SIGNATURE PAGE TO FOLLOW]


                              - Page 8 of 9 Pages -

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, correct and complete.



Date: June 5, 2000                         By: /s/ David L. Hicks
                                               ------------------------------
                                               David L. Hicks
                                               Vice President -- Law and
                                               General Counsel




                        [SIGNATURE PAGE TO SCHEDULE 13D]


                              - Page 9 of 9 Pages -

                                                                         Annex A

                        DIRECTORS AND EXECUTIVE OFFICERS
                         OF SANTA FE SNYDER CORPORATION

         For each director and executive officer of Santa Fe Snyder Corporation, the following table sets forth the name, business address and present principal occupation. Unless otherwise indicated below, each such person is a citizen of the United States of America, the business address of each such person is c/o Santa Fe Snyder Corporation, 840 Gessner Road, Suite No. 1400, Houston, Texas 77024, and each listed position is with Santa Fe Snyder Corporation.


              DIRECTORS                            BUSINESS ADDRESS                  PRESENT PRINCIPAL OCCUPATION
              ---------                            ----------------                  ----------------------------
John C. Snyder                          Santa Fe Snyder Corporation             Chairman of the Board of Santa Fe
                                        840 Gessner Road, Suite No. 1400        Snyder Corporation
                                        Houston, Texas 77024

William E. Greehey                      Valero Energy Corporation               Chairman of the Board, Chief Executive
                                        One Valero Place                        Officer and Director of Valero Energy
                                        San Antonio, Texas 78212                Corporation

Harold R. Logan, Jr.                    TransMontaigne Inc.                     Executive Vice President/Finance and a
                                        370 17th Street, Suite No. 2750         Director of TransMontaigne Inc.
                                        Denver, Colorado 80202

Edward T. Story                         SOCO International plc                  President of SOCO International plc
                                        622 High Street
                                        Comfort, Texas 78013

Melvyn N. Klein                         GKH Partners, L.P.                      Attorney and Managing General Partner
                                        Mercantile Tower MT 209                 of GKH Partners, L.P.
                                        615 North Upper Broadway, Suite 1940
                                        Corpus Christi, Texas 78477

John A. Hill                            First Reserve Corporation               Vice Chairman and Managing Director
                                        475 Steamboat Road                      of First Reserve Corporation
                                        Greenwich, Connecticut 06830

James L. Payne                          Santa Fe Snyder Corporation             Chief Executive Officer of Santa Fe
                                        840 Gessner Road, Suite No. 1400        Snyder Corporation
                                        Houston, Texas 77024

Allan V. Martini                        c/o Santa Fe Snyder Corporation         Retired Vice President
                                        840 Gessner Road, Suite No. 1400        Exploration/Production and Director
                                        Houston, Texas 77024                    of Chevron Corporation

James E. McCormick                      c/o Santa Fe Snyder Corporation         Retired President, Chief Operating
                                        840 Gessner Road, Suite No. 1400        Officer and Director of Oryx Energy
                                        Houston, Texas 77024                    Company

Reuben F. Richards                      c/o Santa Fe Snyder Corporation         Retired Chairman of the Board, Terra
                                        840 Gessner Road, Suite No. 1400        Industries Inc.
                                        Houston, Texas 77024

Kathryn D. Wriston                      Shearman & Sterling                     Director of various corporations
                                        599 Lexington Avenue                    and organizations, including
                                        New York, New York 10022                Northwestern Mutual Life
                                                                                Insurance Company and the Stanley
                                                                                Works (manufacturer of tools)

        OFFICERS AND EMPLOYEES                     BUSINESS ADDRESS                  PRESENT PRINCIPAL OCCUPATION
        ----------------------                     ----------------                  ----------------------------
Hugh L. Boyt                            Santa Fe Snyder Corporation             President - North America for Santa Fe
                                        840 Gessner Road, Suite No. 1400        Snyder Corporation
                                        Houston, Texas 77024

Janet F. Clark                          Santa Fe Snyder Corporation             Executive Vice President - Corporate
                                        840 Gessner Road, Suite No. 1400        Development for Santa Fe Snyder
                                        Houston, Texas 77024                    Corporation

Mark A. Jackson                         Santa Fe Snyder Corporation             Executive Vice President and Chief
                                        840 Gessner Road, Suite No. 1400        Financial Officer for Santa Fe Snyder
                                        Houston, Texas 77024                    Corporation

Timothy S. Parker                       Santa Fe Snyder Corporation             President - International for Santa Fe
                                        840 Gessner Road, Suite No. 1400        Snyder Corporation
                                        Houston, Texas 77024

Duane C. Radtke                         Santa Fe Snyder Corporation             Executive Vice President - Production
                                        840 Gessner Road, Suite No. 1400        for Santa Fe Snyder Corporation
                                        Houston, Texas 77024

David L. Hicks                          Santa Fe Snyder Corporation             Vice President - Law and General
                                        840 Gessner Road, Suite No. 1400        Counsel for Santa Fe Snyder
                                        Houston, Texas 77024                    Corporation


                                       A-2